September 4, 2019

Jonathan Cohen
Chief Executive Officer
20/20 GeneSystems, Inc.
9430 Key West Ave.
Rockville, MD 20850

       Re: 20/20 GeneSystems, Inc.
           Offering Statement on Form 1-A
           Filed August 12, 2019
           File No. 024-11056

Dear Mr. Cohen:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A Filed August 12, 2019

Summary
The Offering
Proposed listing, page 5

1. We note the subheading "Commercialization Milestones to Execute our Growth Strategy"
       and related disclosure was removed from page 31, including milestone assumptions about
       "financing goals" and numbers of participating physician practices and weekly cancer tests (combined "120 tests per week total"). Please provide updated disclosure regarding your commercialization milestones.
 Jonathan Cohen
20/20 GeneSystems, Inc.
September 4, 2019
Page 2
       We also note the disclosure regarding the initial commercialization of OneTest in the second half of 2018 and the statement on page 2 that you have received orders for 300 individual tests. Please revise your discussion of revenues, trends and uncertainties in
       Management's Discussion and Analysis to address the extent to which OneTest, in addition to BioCheck and PAULA's test, contribute to and/or present material trends or uncertainties regarding your operations and liquidity.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
34

2. We note your disclosure related to your sources of revenue, and your response letter dated
       June 22, 2018. Your website still states that BioCheck "generates revenues of about
       $500,000 per year with Gross Profit margins of about 80%." It also still states that the company has brought in approximately $7.5 million "through numerous government and private grants." Please advise us how these statements reconcile with the disclosure in the
       Form 1-A, and, as necessary, enhance your disclosure to more specifically address how the company earns revenue from grants and sales of BioCheck and other services.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Ronald (Ron) Alper at 202-551-3329 or James Lopez at 202-551-3536
with any questions.



                                                             Sincerely,

FirstName LastNameJonathan Cohen                             Division of
Corporation Finance
                                                             Office of
Beverages, Apparel and
Comapany Name20/20 GeneSystems, Inc.
                                                             Mining
September 4, 2019 Page 2
cc:       Louis A. Bevilacqua
FirstName LastName